

**NEWS RELEASE**

**FOR IMMEDIATE RELEASE**

**July 26, 2004**

## CAPITOL FEDERAL FINANCIAL
### Announces Refinancing of Borrowings

Topeka, KS – Capitol Federal Financial (NASDAQ: CFFN) today announced that its wholly owned subsidiary, Capitol Federal Savings Bank, has refinanced $2.40 billion of its fixed-rate borrowings.  The refinanced borrowings had an average cost of 6.13% and an average remaining term of 67 months.  The new borrowings, totaling $2.65 billion, have an average cost of 3.78% and an average maturity of 43 months in a laddered portfolio with maturities primarily from 30 to 72 months.  The new structure reduces our cost on these borrowings by 2.35% per year.  The reduction in the cost of the borrowings will result in initial annual savings, through the reduction of interest expense, of approximately $47.5 million.

John B. Dicus, President, said "After the refinance transaction, the Bank's regulatory core and tier one capital ratios are 8.50%, which is above the levels required by the Office of Thrift Supervision to be classified as a well capitalized institution.  As a result of the Board of Directors and management's continuing review of various options available to improve the Bank's operations, this refinance transaction of the Bank's long-term borrowings was chosen because it significantly improves the future profitability of the Bank."

President Dicus went on to say that this debt refinance will have no effect on the day to day operations of the Bank or it's customers.  He continued by noting that the current dividend policy of Capitol Federal Financial will not be impacted by this refinancing transaction.  The prepayment fees associated with the refinance were approximately $148.2 million on an after-tax basis.

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank.  Capitol Federal Savings Bank has 36 branch locations in Kansas, 8 of which are in-store branches.  Capitol Federal Savings Bank is the leading residential lender in the State of Kansas.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition, and other risks detailed from time to time in the Company's SEC reports.  Actual strategies and results in future periods may differ materially from those currently expected.  These forward-looking statements represent the Company's judgment as of the date of this release.  The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

| | |
|---|---|
| Jim Wempe | Kent Townsend |
| Vice President, Investor Relations | Senior Vice President, Controller |
| 700 S Kansas Ave. | 700 S Kansas Ave. |
| Topeka, KS   66603 | Topeka, KS   66603 |
| (785) 270-6055 | (785) 231-6360 |
| jwempe@capfed.com | ktownsend@capfed.com |